
August 26, 2015

<u>Via Email</u>
Andrew S. Hughes, Esq.
Vice President & General Counsel
Ikanos Communications, Inc.
47669 Fremont Blvd.
Fremont, CA 94538

   Re: Ikanos Communications, Inc.
     Schedule 14D-9
     Filed August 19, 2015
     File No. 05-81084

Dear Mr. Hughes:

  We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

The Solicitation or Recommendation, page 12

1.   Please supplement your discussion to succinctly disclose:

- the "certain conditions" to closing the company presented to Qualcomm in its counter proposal offers if such conditions are material to the overall transaction structure or terms of the offer;

- whether, when communicating with Company C and D, the company's representatives specifically informed Company C or D of the existence of a potential bid/offer and/or its general terms during June 2015 and prior to the execution of the exclusivity agreement with Qualcomm;

- a summary description of how, when and by whom discussions were first initiated with the Tallwood and Alcatel parties regarding the offer; and,

- a summary of the material issues negotiated amongst the company and the Tallwood and Alcatel parties with respect to the offer, the Tender and Support Agreement, and how material issues, if any, were resolved throughout various rounds of negotiations.

2.   It appears that Qualcomm Atheros, Inc. has already designated certain employees for retention by the post-merger company. We further note your disclosure that Qualcomm Atheros, Inc. "expects" to retain Mr. Pal. Please update your disclosure to:

(i)   summarize any material discussions involving retention and/or continuing relationships involving the filing parties and Ikanos' executive officers and/or directors that occurred during the course of negotiations; and,

(ii)   identify any executive officers and/or directors who have been identified by Qualcomm for retention and update your disclosure on page 9 regarding the execution of any employment agreements.

Certain Prospective Financial Information, page 28

3.   This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Jorge del Calvo, Esq.
Pillsbury Winthrop Shaw Pittman LLP